UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 20th January, 2020	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Senior Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated 18th January, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Financial Result of the Bank for Quarter (Unaudited) and Nine Months (Unaudited) ended 31st December, 2019.

Exhibit I

January 18, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Unaudited Financial Results of the Bank for the quarter and nine months ended December 31, 2019

Pursuant to the provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform that the standalone and consolidated financial results for the third quarter (unaudited) and nine months (unaudited) ended December 31, 2019 were duly approved by the Board of Directors at its meeting held today and are enclosed herewith.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl: As above

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2019

							(₹ in lacs)
		Quarter ended			Nine Months ended		Year ended 31.03.2019
		31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018
	Particulars	Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2936972	2816628	2589026	8492759	7263880	9897205
	a) Interest / discount on advances / bills	2342463	2251398	2030629	6774330	5652470	7754419
	b) Income on Investments	520314	509169	531901	1554262	1495054	1999746
	c) Interest on balances with Reserve Bank of India and other inter bank funds	60829	41642	9824	119991	52420	63570
	d) Others	13366	14419	16672	44176	63936	79470
2	Other Income	666928	558872	492101	1722825	1275466	1762587
3	Total Income (1)+(2)	3603900	3375500	3081127	10215584	8539346	11659792
4	Interest Expended	1519682	1465124	1331351	4394540	3748507	5072883
5	Operating Expenses (i)+(ii)	789677	740568	671934	2241971	1900227	2611937
	i) Employees cost	245496	235507	196764	702741	568736	776176
	ii) Other operating expenses	544181	505061	475170	1539230	1331491	1835761
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2309359	2205692	2003285	6636511	5648734	7684820
7	Operating Profit before Provisions and Contingencies (3)-(6)	1294541	1169808	1077842	3579073	2890612	3974972
8	Provisions (other than tax) and Contingencies	304356	270068	221153	835790	566086	755008
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	990185	899740	856689	2743283	2324526	3219964
11	Tax Expense	248537	265241	298104	810320	805224	1112150
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	741648	634499	558585	1932963	1519302	2107814
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	741648	634499	558585	1932963	1519302	2107814
15	Paid up equity share capital (Face Value of ₹1/- each)	54770	54708	54390	54770	54390	54466
16	Reserves excluding revaluation reserves						14866166
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.5%	17.5%	17.3%	18.5%	17.3%	17.1%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	13.5	11.6	10.3	35.4	28.5	39.3
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.4	11.5	10.2	35.1	28.2	39.0
	(iv) NPA Ratios
	(a) Gross NPAs	1342725	1250815	1090286	1342725	1090286	1122416
	(b) Net NPAs	446835	379095	330154	446835	330154	321452
	(c) % of Gross NPAs to Gross Advances	1.42%	1.38%	1.38%	1.42%	1.38%	1.36%
	(d) % of Net NPAs to Net Advances	0.48%	0.42%	0.42%	0.48%	0.42%	0.39%
	(v) Return on assets (average) - not annualized	0.55%	0.50%	0.49%	1.51%	1.39%	1.90%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

							(₹ in lacs)
		Quarter ended			Nine Months ended		Year ended 31.03.2019
		31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	708374	627540	668444	1965106	1767554	2357648
b)	Retail Banking	2775928	2710078	2310038	7978935	6520699	8922234
c)	Wholesale Banking	1576940	1502943	1421965	4585844	3999351	5456354
d)	Other Banking Operations	521074	434503	413595	1398542	1105347	1529943
e)	Unallocated	—	—	—	66	5278	5278
	Total	5582316	5275064	4814042	15928493	13398229	18271457
	Less: Inter Segment Revenue	1978416	1899564	1732915	5712909	4858883	6611665

	Income from Operations	3603900	3375500	3081127	10215584	8539346	11659792

2	Segment Results
a)	Treasury	90373	69521	64945	238047	71358	130576
b)	Retail Banking	318421	402364	246261	1027499	862176	1179627
c)	Wholesale Banking	397927	300691	384473	1030761	1049929	1422412
d)	Other Banking Operations	226352	169931	211977	575930	487897	679153
e)	Unallocated	(42888)	(42767)	(50967)	(128954)	(146834)	(191804)

	Total Profit Before Tax	990185	899740	856689	2743283	2324526	3219964

3	Segment Assets
a)	Treasury	37086993	34321814	31234090	37086993	31234090	34876621
b)	Retail Banking	47895345	45996296	42104049	47895345	42104049	42879092
c)	Wholesale Banking	47693394	45845204	38007364	47693394	38007364	40874972
d)	Other Banking Operations	6036452	5504158	4772589	6036452	4772589	5085471
e)	Unallocated	821378	839726	737539	821378	737539	737915

	Total	139533562	132507198	116855631	139533562	116855631	124454071

4	Segment Liabilities
a)	Treasury	6097321	4374217	5875744	6097321	5875744	6143885
b)	Retail Banking	85664751	81524711	68388252	85664751	68388252	73229496
c)	Wholesale Banking	28547637	27977539	25451869	28547637	25451869	27188713
d)	Other Banking Operations	554529	553999	466821	554529	466821	535706
e)	Unallocated	2310248	2500439	2376184	2310248	2376184	2435639

	Total	123174486	116930905	102558870	123174486	102558870	109533439

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	30989672	29947597	25358346	30989672	25358346	28732736
b)	Retail Banking	(37769406)	(35528415)	(26284203)	(37769406)	(26284203)	(30350404)
c)	Wholesale Banking	19145757	17867665	12555495	19145757	12555495	13686259
d)	Other Banking Operations	5481923	4950159	4305768	5481923	4305768	4549765
e)	Unallocated	(1488870)	(1660713)	(1638645)	(1488870)	(1638645)	(1697724)

	Total	16359076	15576293	14296761	16359076	14296761	14920632

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities as at December 31, 2019 is given below:

			(₹ in lacs)
Particulars	As at 31.12.2019	As at 31.12.2018	As at 31.03.2019
CAPITAL AND LIABILITIES	Unaudited	Unaudited	Audited
Capital	54770	54390	54466
Reserves and Surplus	16304306	14242371	14866166
Deposits	106743347	85250190	92314093
Borrowings	11327720	12345976	11708513
Other Liabilities and Provisions	5103419	4962704	5510833

Total	139533562	116855631	124454071

ASSETS
Cash and Balances with Reserve Bank of India	9279115	4906485	4676362
Balances with Banks and Money at Call and Short notice	961497	764963	3458401
Investments	31129412	27975321	29058788
Advances	93602952	78095117	81940122
Fixed Assets	428829	386032	403001
Other Assets	4131757	4727713	4917397

Total	139533562	116855631	124454071

2

The above financial results have been approved by the Board of Directors at its meeting held on January 18, 2020. The financial results for the quarter and nine months ended December 31, 2019 have been subjected to a limited review by the statutory auditors of the Bank. The report thereon is unmodified. The financial results for the quarter and nine months ended December 31, 2018 and the year ended March 31, 2019 were subjected to limited review / audit by another firm of chartered accountants.

3

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2019.

4

The figures for the quarter ended September 30, 2019 are the balancing figures between audited figures in respect of the half year ended September 30, 2019 and the published year to date figures upto June 30, 2019.

5

The shareholders of the Bank, at its Annual General Meeting held on July 12, 2019 approved the sub-division (split) of one equity share of the Bank from face value of ₹2/- each into two equity shares of face value of ₹1/- each. All shares and per share information in the financial results reflect the effect of sub-division (split) retrospectively.

6

During the quarter and nine months ended December 31, 2019, the Bank allotted 62,63,174 and 3,04,13,848 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

7

Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

8

Other operating expenses include commission paid to sales agents of ₹836.15 crore (previous period : ₹665.40 crore) and ₹2,297.91 crore (previous period : ₹2,108.06 crore) for the quarter and nine months ended Decemebr 31, 2019 respectively.

9	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
10	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai	Aditya Puri
Date : January 18, 2020	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2019

							(₹ in lacs)
		Quarter ended			Nine Months ended		Year ended 31.03.2019
		31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018
	Particulars	Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3120092	3001688	2743429	9039425	7711570	10516075
	a) Interest / discount on advances / bills	2526590	2433399	2188970	7316039	6100856	8373616
	b) Income on Investments	515536	509138	526130	1549716	1489716	1992475
	c) Interest on balances with Reserve Bank of India and other inter bank funds	61925	42505	10571	122749	54134	66062
	d) Others	16041	16646	17758	50921	66864	83922
2	Other Income	712478	611408	528848	1838686	1373162	1894705
3	Total Income (1)+(2)	3832570	3613096	3272277	10878111	9084732	12410780
4	Interest Expended	1607327	1555844	1406252	4660886	3965113	5371269
5	Operating Expenses (i)+(ii)	852535	805233	714404	2417581	2014266	2769476
	i) Employees cost	333105	319479	269278	954329	772297	1045115
	ii) Other operating expenses	519430	485754	445126	1463252	1241969	1724361
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2459862	2361077	2120656	7078467	5979379	8140745
7	Operating Profit before Provisions and Contingencies (3)-(6)	1372708	1252019	1151621	3799644	3105353	4270035
8	Provisions (Other than tax) and Contingencies	347790	309120	245926	948344	631866	838218
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1024918	942899	905695	2851300	2473487	3431817
11	Tax Expense	258922	278019	315908	851344	859977	1187255
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	765996	664880	589787	1999956	1613510	2244562
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	765996	664880	589787	1999956	1613510	2244562
15	Less: Share of Profit / (Loss) of minority shareholders	31	1077	(300)	2582	10347	11318
16	Consolidated Net Profit / (Loss) for the period (14)-(15)	765965	663803	590087	1997374	1603163	2233244
17	Paid up equity share capital (Face Value of ₹1/- each)	54770	54708	54390	54770	54390	54466
18	Reserves excluding revaluation reserves						15312800
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	14.0	12.1	10.9	36.5	30.1	41.7
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.9	12.0	10.8	36.2	29.8	41.3

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

							(₹ in lacs)

		Quarter ended			Nine Months ended		Year ended 31.03.2019
		31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	708374	627540	668444	1965106	1767554	2357648
b)	Retail Banking	2775928	2710078	2310038	7978935	6520699	8922234
c)	Wholesale Banking	1576940	1502943	1421965	4585844	3999351	5456354
d)	Other Banking Operations	749744	672099	604744	2061069	1650734	2280931
e)	Unallocated	—	—	—	66	5278	5278
	Total	5810986	5512660	5005191	16591020	13943616	19022445
	Less: Inter Segment Revenue	1978416	1899564	1732914	5712909	4858884	6611665

	Income from Operations	3832570	3613096	3272277	10878111	9084732	12410780

2	Segment Results
a)	Treasury	90373	69521	64945	238047	71358	130576
b)	Retail Banking	318421	402364	246261	1027499	862176	1179627
c)	Wholesale Banking	397927	300691	384473	1030761	1049929	1422412
d)	Other Banking Operations	261085	213090	260982	683947	636858	891006
e)	Unallocated	(42888)	(42767)	(50966)	(128954)	(146834)	(191804)

	Total Profit Before Tax and Minority Interest	1024918	942899	905695	2851300	2473487	3431817

3	Segment Assets
a)	Treasury	37086993	34321814	31234089	37086993	31234089	34876621
b)	Retail Banking	47895345	45996296	42104049	47895345	42104049	42879092
c)	Wholesale Banking	47693394	45845204	38007364	47693394	38007364	40874972
d)	Other Banking Operations	11026688	10439010	9273757	11026688	9273757	9911971
e)	Unallocated	821378	839726	737539	821378	737539	737915

	Total	144523798	137442050	121356798	144523798	121356798	129280571

4	Segment Liabilities
a)	Treasury	6097321	4374217	5875744	6097321	5875744	6143885
b)	Retail Banking	85664751	81524711	68388252	85664751	68388252	73229496
c)	Wholesale Banking	28547637	27977539	25451869	28547637	25451869	27188713
d)	Other Banking Operations	4984839	4954546	4512434	4984839	4512434	4865392
e)	Unallocated	2310248	2500439	2376184	2310248	2376184	2435640

	Total	127604796	121331452	106604483	127604796	106604483	113863126

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	30989672	29947597	25358345	30989672	25358345	28732736
b)	Retail Banking	(37769406)	(35528415)	(26284203)	(37769406)	(26284203)	(30350404)
c)	Wholesale Banking	19145757	17867665	12555495	19145757	12555495	13686259
d)	Other Banking Operations	6041849	5484464	4761323	6041849	4761323	5046578
e)	Unallocated	(1488870)	(1660713)	(1638645)	(1488870)	(1638645)	(1697724)

	Total	16919002	16110598	14752315	16919002	14752315	15417445

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities as at December 31, 2019 is given below:

			(₹ in lacs)
Particulars	As at 31.12.2019	As at 31.12.2018	As at 31.03.2019
CAPITAL AND LIABILITIES	Unaudited	Unaudited	Audited
Capital	54770	54390	54466
Reserves and Surplus	16809070	14649201	15312800
Minority Interest	55162	48724	50179
Deposits	106702659	85218968	92250268
Borrowings	15498384	16170569	15773278
Other Liabilities and Provisions	5403753	5214946	5839580

Total	144523798	121356798	129280571

ASSETS
Cash and balances with Reserve Bank of India	9283118	4909376	4680459
Balances with Banks and Money at Call and Short notice	1053286	810422	3501305
Investments	30787726	27621630	28691768
Advances	98660629	82785318	86922266
Fixed Assets	447650	405611	421984
Other Assets	4291389	4824441	5062789

Total	144523798	121356798	129280571

2

The above financial results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on January 18, 2020. The financial results for the quarter and nine months ended December 31, 2019 have been subjected to a limited review by the statutory auditors of the Bank. The report thereon is unmodified. The financial results for the year ended March 31, 2019 were audited by another firm of chartered accountants.

3

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2019.

4

The figures for the quarter ended September 30, 2019 are the balancing figures between audited figures in respect of the half year ended September 30, 2019 and the published year to date figures upto June 30, 2019. The financial results for the quarter and nine months ended December 31, 2018 are not reviewed / audited by the statutory auditors.

5

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

6	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
7	₹10 lac = ₹1 million

₹10 million = ₹1 crore

Place : Mumbai Date : January 18, 2020	Aditya Puri Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2019

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and nine months ended December 31, 2019, at their meeting held in Mumbai on Saturday, January 18, 2020. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2019

The Bank’s net revenues (net interest income plus other income) increased by 19.1% to ₹20,842.2 crore for the quarter ended December 31, 2019 over the corresponding quarter of the previous year.

Net interest income (interest earned less interest expended) for the quarter ended December 31, 2019 grew to ₹14,172.9 crore from ₹12,576.8 crore for the quarter ended December 31, 2018, driven by growth in advances of 19.9%, and a growth in deposits of 25.2%. The net interest margin for the quarter remained stable at 4.2%.

Other income (non-interest revenue) at ₹6,669.3 crore was 32.0% of the net revenues for the quarter ended December 31, 2019 as against ₹4,921.0 crore in the corresponding quarter ended December 31, 2018. The main component of other income viz. fees & commissions grew by 24.1% to ₹4,526.8 crore for the quarter ended December 31, 2019. The other components of other income for the quarter ended December 31, 2019 were foreign exchange & derivatives revenue of ₹525.6 crore (₹397.7 crore for the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹676.5 crore (gain of ₹474.0 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹940.4 crore (₹402.6 crore for the corresponding quarter of the previous year). The recoveries include one-off item of approximately ₹200 crore arising from resolution of a NCLT matter.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended December 31, 2019 were ₹7,896.8 crore, an increase of 17.5% over ₹6,719.3 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 37.9% as against 38.4% for the corresponding quarter ended December 31, 2018.

Pre-provision Operating Profit (PPOP) at ₹12,945.4 crore grew by 20.1% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended December 31, 2019 were ₹3,043.6 crore (consisting of specific loan loss provisions of ₹2,883.6 crore and general provisions and other provisions of ₹159.9 crore) as against ₹2,211.5 crore (consisting of specific loan loss provisions of ₹1,734.6 crore and general provisions and other provisions of ₹476.9 crore) for the quarter ended December 31, 2018. The specific loan loss provisions in the current quarter include one-offs of approximately ₹700 crore, primarily relating to certain corporate accounts. Therefore, the Core Credit Cost ratio (i.e. excluding one-offs), was 0.92%, as compared to 0.90% in the quarter ending September 30, 2019 and 0.88% in the quarter ending December 31, 2018.

Profit before tax (PBT) for the quarter ended December 31, 2019 was at ₹9,901.9 crore. Adjusting for one-off credit items, the Core PBT at ₹10,401.9 crore grew by approximately 21%. After providing ₹2,485.4 crore for taxation, the Bank earned a net profit of ₹7,416.5 crore, an increase of 32.8% over the quarter ended December 31, 2018.

Balance Sheet: As of December 31, 2019

Total balance sheet size as of December 31, 2019 was ₹1,395,336 crore as against ₹1,168,556 crore as of December 31, 2018, a growth of 19.4%.

Total deposits as of December 31, 2019 were ₹1,067,433 crore, an increase of 25.2% over December 31, 2018. CASA deposits grew by 21.5% with savings account deposits at ₹277,928 crore and current account deposits at ₹143,900 crore. Time deposits were at ₹645,606 crore, an increase of 27.7% over the previous year, resulting in CASA deposits comprising 39.5% of total deposits as of December 31, 2019. The Bank’s continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 140%, well above the regulatory requirement.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Total advances as of December 31, 2019 were ₹936,030 crore, an increase of 19.9% over December 31, 2018. Domestic advances grew by 20.9% over December 31, 2018. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 14.1% and domestic wholesale loans grew by 29.3%. The domestic loan mix as per Basel 2 classification between retail:wholesale was 52:48. Overseas advances constituted 2% of total advances.

Nine Months ended December 31, 2019

For the nine months ended December 31, 2019, the Bank’s net revenues (net interest income plus other income) were ₹58,210.4 crore, as against ₹47,908.4 crore for the nine months ended December 31, 2018, a growth of 21.5%. Net profit for the nine months ended December 31, 2019 was ₹19,329.6 crore, up by 27.2% over the corresponding nine months ended December 31, 2018.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.5% as on December 31, 2019 (17.3% as on December 31, 2018) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.1% as of December 31, 2019 compared to 15.8% as of December 31, 2018. Common Equity Tier 1 Capital ratio was at 16.2% as of December 31, 2019. Risk-weighted Assets were at ₹950,976 crore (as against ₹908,245 crore as at December 31, 2018).

NETWORK

As of December 31, 2019, the Bank’s distribution network was at 5,345 banking outlets and 14,533 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 2,787 cities / towns as against 4,963 banking outlets and 13,407 ATMs / CDMs across 2,727 cities / towns as of December 31, 2018. Of the total banking outlets, 52% are in semi-urban and rural areas. In addition, we have 3,421 banking outlets managed by the Common Service Centres. Number of employees were at 113,981 as of December 31, 2019 (as against 96,425 as of December 31, 2018).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

ASSET QUALITY

Gross non-performing assets were at 1.42% of gross advances as on December 31, 2019, (1.2% excluding NPAs in the agricultural segment) as against 1.38% as on September 30, 2019 (1.2% excluding NPAs in the agricultural segment) and 1.38% as on December 31, 2018 (1.1% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.48% of net advances as on December 31, 2019. The Bank held floating provisions of ₹1,451 crore and contingent provisions of ₹1,457 crore as on December 31, 2019. Total provisions (comprising specific, floating, contingent and general provisions) were 119% of the gross non-performing loans as on December 31, 2019.

SUBSIDIARIES

The financial results of the Bank’s subsidiary companies have been prepared in accordance with notified Indian Accounting Standards (‘Ind-AS’).

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on December 31, 2019, the Bank held 97.3% stake in HSL.

For the quarter ended December 31, 2019, HSL’s total income was ₹214.3 crore as against ₹182.5 crore for the quarter ended December 31, 2018. Profit after tax for the quarter ended December 31, 2019 was ₹94.3 crore, as against ₹70.0 crore in the previous quarter ended December 31, 2018.

For the nine months ended December 31, 2019, HSL’s total income was ₹584.8 crore as against ₹565.1 crore for the nine months ended December 31, 2018. Profit after tax for the nine months was ₹250.0 crore, as against ₹223.4 crore for the nine months ended December 31, 2018.

As on December 31, 2019 HSL had 262 branches across 161 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on December 31, 2019, the Bank held 95.3% stake in HDBFSL.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

As on December 31, 2019, HDBFSL’s balance sheet size was at ₹61,055 crore. The assets under management grew by 15.2% to ₹59,178 crore as on December 31, 2019 as against ₹51,352 crore as of December 31, 2018.

For the quarter ended December 31, 2019, HDBFSL’s net interest income grew by 29.2 % to ₹1,049.8 crore as against ₹812.6 crore in the previous quarter ended December 31, 2018. Profit after tax for the quarter ended December 31, 2019 was grew by 16.5% to ₹343.1 crore as compared to ₹294.4 crore in the previous quarter ended December 31, 2018.

For the Nine month ended December 31, 2019, HDBFSL’s net interest income grew by 22.2% to ₹3,034.2 crore as against ₹2,483.3 crore in the previous nine months ended December 31, 2018. Profit after tax for the Nine month ended December 31, 2019 was ₹770.6 crore compared to ₹820.0 crore in the previous nine month ended December 31, 2018.

Stage 3 loans were at 3.0% of gross loans. Total CAR was at 18.7% with Tier-I CAR at 13.5%.

As on December 31, 2019, HDBFSL had 1,453 branches across 1,058 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The Bank’s consolidated financial results include the financial results of its subsidiary companies based on the recognition and measurement principles as per Indian GAAP.

The consolidated net profit for the quarter ended December 31, 2019 was ₹7,660 crore, up 29.8%, over the quarter ended December 31, 2018. Consolidated advances grew by 19.2% from ₹827,853 crore as on December 31, 2018 to ₹986,606 crore as on December 31, 2019.

The consolidated net profit for the nine months ended December 31, 2019 was ₹19,974 crore, up 24.6%, over the nine months ended December 31, 2018.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

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Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

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neeraj.jha@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

Mobile: +91 9819628910

ajit.shetty@hdfcbank.com